UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ): 02.429.144/0001 -93
Corporate Registry ID (NIRE): 353.001.861 -33

EXCERPT FROM THE MINUTES OF THE 143rd MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 26, 2009

1. DATE, TIME AND PLACE: On August 26, 2009, at 2:00 p.m., at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCES: All members of the Board of Directors (“Board”) and Board of Executive Officers, registering the fact that Luiz Anibal de Lima Fernandes cast his vote in writing in the manner prescribed in Paragraph 7 of Article 18 of the Company’s Bylaws, therefore being deemed to have been present at the meeting.

4. CHAIR: Chairman – Ricardo Carvalho Giambroni, and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS ADOPTED:

Since the contents of the meeting were known to all attending members, it was resolved that reading of the Agenda should be waived and the minutes of the meeting thereof should be drafted in summarized format. The right to make statements and dissent was granted, these manifestations to be filed at the Company’s registered offices. Approval was given for the publication of the minutes in extract format, omitting board members’ signatures.

After preliminary clarifications, the Chairman of the Board informed attending members that the votes of the Board Members appointed by the controlling shareholders would be counted pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After examination and discussion of the matters on the Agenda, the following resolutions were adopted:

(i) Took Cognizance of the Work Schedule of the Board Advisory Committees and Commissions during this month, recording the following statements:

(i.i) Management Processes Committee: Took cognizance of (i) the Risks Management Pilot Project, (ii) the IT Strategic Plan for the period from 2010 to 2014, (iii) the Losses Prevention in Material Purchases, and (iv) the Audit Plan and the events/denunciations recorded during the period from January to July recommending that the matters under items (i) and (ii) be reported to the Board; and

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ): 02.429.144/0001 -93
Corporate Registry ID (NIRE): 353.001.861 -33

(i.ii) Related Parties Committee: examined the proposal of the Board of Executive Officers for the contracting of Bank Letters of Guarantee from Banco Votorantim S.A.;

(ii) Took Cognizance of the report of the Chief Executive Officer (highlights) on the principal facts with respect to the Company’s businesses and the sector indicators;

(iii) Approved the minutes of the 140th, 141st and 142nd Board Meetings held on July 29, and August 10 and 13 2009;

(iv) Approved, pursuant to item “f” of Article 18 of the Company’s Board of Directors and pursuant to the Board of Executive Officers’ Resolution 2009051, the engagement of Deutsche Bank to render services as depositary agent for the American Depositary Receipts (“ADRs”) issued by the Company, for the period of 60 (sixty) months as from the agreement signature date;

(v) Approved, pursuant to item “u” of Article 18 of the Bylaws, the contracting by the Company of two Letters of Guarantee from Banco Votorantim S.A. (“Banco Votorantim”) in favor of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) and Onlending Banks with respect to (i) the renewal of the guarantee rendered on the occasion of the drawdown of the 3rd financing installment, (ii) the drawdown of the 5th financing installment with respect to the Foz do Chapecó Hydroelectric Scheme. The Letters of Guarantee shall be contracted for a term of one year as from September 10 2009, under the conditions pursuant to Board of Executive Officers Resolution 2009034, against counter-guarantees to be rendered by Furnas Centrais Elétricas S.A. (“Furnas”) in its capacity as shareholder of Chapecoense.

It was further recorded that the contracting of the guarantees was subject to prior analysis by the Related Parties Committee given that Banco Votorantim is a related party to the shareholder 521 Participações S.A.; and

(vi) Took cognizance of the letter of resignation of LUIZ ANIBAL DE LIMA FERNANDES from the position as effective member of the Board of Directors to which he was elected at the Ordinary General Meeting held on April 23, 2009 and decided to call an Extraordinary General Meeting to elect his substitute who shall complete his term of office.

The directors and the executive officers recorded their recognition and thanks to Luiz Anibal de Lima Fernandes for his work during the three terms of office that he presided over the Board, a period in which his leadership was characterized by ethical behavior and by the commitment to good Board performance and to the interaction with the Company’s executives, wishing him success in his professional activities.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ): 02.429.144/0001 -93
Corporate Registry ID (NIRE): 353.001.861 -33

6. CLOSURE: With no further items on the agenda for discussion, the meeting was adjourned, these minutes being drafted, and, having been read and approved, were signed by all attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes, Ricardo Carvalho Giambroni, Francisco Caprino Neto, José Ayres de Campos, Milton Luciano dos Santos, Martin R. Glogowsky, Ana Dolores M. Carneiro de Novaes and Gisélia Silva (Secretary).

This is a free English Translation of the excerpt from the original minutes drafted to the Minutes Register

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.